SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Ista Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45031X204

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45031X204	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Visium Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,522,239 (See Item 4)
6 SHARED VOTING POWER None
7 SOLE DISPOSITIVE POWER 2,522,239 (See Item 4)
8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,522,239 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.63%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

Page 2 of 6 Pages

CUSIP No. 45031X204	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jacob Gottlieb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,522,239 (See Item 4)
6 SHARED VOTING POWER None (See Item 4)
7 SOLE DISPOSITIVE POWER 2,522,239 (See Item 4)
8 SHARED DISPOSITIVE POWER None (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,522,239 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.63%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

Page 3 of 6 Pages

CUSIP No. 45031X204	Page 4 of 6 Pages

Item 1	(a)	Name of Issuer:

Ista Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

15295 Alton Parkway Building 100 Irvine, CA 92618

Item 2	(a) – (c)	This statement is filed on behalf of the following:

	(9)	Visium Asset Management, LP, a Delaware limited partnership (“VAM”), with its principal business office at Visum Asset Management, LP, 950 Third Avenue, New York, NY 10022. VAM is the investment advisor to each of Visium Balanced Fund, LP (“VBF”), Visium Balanced Offshore Fund, Ltd. (“VBOF”), Visium Long Bias Fund, LP (“VLBF”), Visium Long Bias Offshore Fund, Ltd. (“VLBOF”).

	(d)	Title of Class of Securities:

Common Stock, Par Value $.001 Per Share

	(e)	CUSIP Number:

45031X204

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Page 4 of 6 Pages

CUSIP No. 45031X204	Page 5 of 6 Pages

Item 4	Ownership:

VAM

(a) Amount Beneficially Owned:

By virtue of its position as investment advisor to each of Visium Balanced Fund, LP, Visium Balanced Offshore Fund, Ltd., Visium Long Bias Fund, LP, Visium Long Bias Offshore Fund, Ltd., VAM may be deemed to beneficially own the 2,522,239 shares of the Company’s Common Stock beneficially owned by Visium Balanced Fund, LP, Visium Balanced Offshore Fund, Ltd., Visium Long Bias Fund, LP, Visium Long Bias Offshore Fund, Ltd.

(b) Percent of Class:

7.63%

(c) Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

2,522,239 shares

(ii) shared power to vote or to direct vote:

None

(iii) sole power to dispose or direct disposition of:

2,522,239 shares

(iv) shared power to dispose or to direct disposition of:

None

Jacob Gottlieb

(a) Amount Beneficially Owned:

By virtue of his position as the principal of VAM and the sole managing member of VCM, Mr. Gottlieb may be deemed to beneficially own the 2,522,239 shares of the Company’s Common Stock beneficially owned by VAM.

(b) Percent of Class:

7.63%

(c) Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

2,522,239 shares

(ii) shared power to vote or to direct vote:

None

(iii) sole power to dispose or direct disposition of:

2,522,239 shares

(iv) shared power to dispose or to direct disposition of:

None

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

CUSIP No. 45031X204	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2008

VISIUM ASSET MANAGEMENT, LLC		JACOB GOTTLIEB

By:	/s/ Mark Gottlieb	By:	/s/ Mark Gottlieb
	Mark Gottlieb		Mark Gottlieb
	Authorized Signatory		Authorized Representative

Page 6 of 6 Pages